Exhibit 12

	December 23. 2012	December 25. 2011	December 26. 2010	December 20. 2009	December 21. 2008
	($ in thousands)
Earnings:
(Loss) income from continuing operations before income taxes	$(75,885)	$(53,068)	$(35,250)	$(13,678)	$14,553
Fixed charges	86,415	82,379	65,064	62,214	64,745

Earnings from continuing operations, adjusted	$10,530	$29,311	$29,814	$48,536	$79,298

Ratio of earnings to fixed charges	—	—	—	—	1.22x

Fixed Charges:
Interest expense	$62,894	$55,677	$40,117	$38,036	$39,923
Interest portion of rent expense	23,521	26,702	24,351	23,752	24,545
Capitalized interest	—	—	596	426	277

Total fixed charges	$86,415	$82,379	$65,064	$62,214	$64,745

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor. For the years ending December 23, 2012, December 25, 2011, December 26, 2010, and December 20, 2009, earnings were insufficient to cover fixed charges by $75.9 million, $53.1 million, $35.3 million, and $13.7 million, respectively.